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Exhibit (a)(3)

Amendment to Agreement and Declaration of Trust, dated December 11, 2003.

Article V, Section 4 ("Assets and Liabilities of Series") of the Trust's Agreement and Declaration of Trust was amended by (i) adding the following sentences prior to the last sentence of the first paragraph:

     Notwithstanding the foregoing or any other provision of this Declaration of Trust, any liability for payments to satisfy a claim for indemnification by a Covered Person, as provided in Article IV, Section 3, shall be allocated to the Series, if any, to which the claim relates. If however: (a) the claim does not relate to one or more particular series, (b) such series no longer exists, or (c) the assets of such series are insufficient to satisfy the full amount of the indemnification claim, then liability for any remaining unpaid amount of the claim shall be allocated pro rata among all remaining Series of the Trust.

And (ii) adding the clause "(including claims for indemnification)" between the words "reserves" and "as" in the first sentence of the second paragraph of
Article V, Section 4.